FILE NO. 82.4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
AUG 0 8 2002
WASH. D.C. 103 SECTION

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

[redacted]

02049120

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2587 July 25, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
ANNUAL REPORT 2001-2002 &
CASH FLOW STATEMENT

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2556 dated the July 25, 2002 addressed to Bombay Stock Exchange. We also enclose one copy of Bank's Annual Report 2001-2002, containing therein the Bank's Balance Sheet, Profit & Loss Account, Central Board Directors' Report onthe working and activities of Bank and Auditors' Report on the balance sheet and accounts as well as the Cash Flow Statement for year ended 31st March, 2002.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. ...324

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/ 2556

July 25, 2002

Dear Sir,

LISTING AGREEMENT
ANNUAL REPORT 2001-2002 &
CASH FLOW STATEMENT

In terms of Clause 31(a) of the Listing Agreement, we enclose for your information six copies of the Bank's Annual Report 2001-2002, containing therein the Bank's Balance Sheet, Profit & Loss Account, Central Board Directors' Report on the working and activities of Bank and Auditors' Report on the balance sheet and accounts as well as the Cash Flow Statement for year ended 31st March, 2002, prepared in terms of clause 32.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82-4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2567

July 25, 2002

RECEIVED
AUG 15 2002
165
SEC MAIL PROCESSING SECTION WASH., D.C.

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2549 dated the July 25, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/ 2549

July 25, 2002

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

Annexure A

"Agenda No 1

Revision in Interest Rates on Loans and Domestic Term Deposits

The ALCO members were apprised of the current market conditions, liquidity overhang in the system due to inflow of deposits, lack of any encouraging growth in credit and falling yields in the market. The members, thereafter, deliberated on the interest rate scenario, the competitive position of the Bank, and the possible impact of reduction in interest rates on achievement of the budgeted deposit growth. After taking into consideration the possible impact on liquidity, implications for the deposit budget and the estimated impact on net interest income on account of the assumed roll over of repricing term deposits, the Committee decided to revise downwards the interest rates payable on domestic term deposits.

A. The revised interest rates on domestic term deposits of less than Rs. 1 Crore, effective from 29th **July 2002** would be as under:

Domestic Term Deposits less than Rs. 1 Crore			
Existing w.e.f. 01.04.2002		**Revised w.e.f. 29.07.2002**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	5.00	15 days to 45 days	5.00
46 days to 179 days	6.00	46 days to 179 days	6.00
180 days to less than 1 year	6.25	180 days to less than 1 year	6.25
1 year to less than 2 years	7.00	1 year to less than 2 years	7.00
2 years to less than 3 years	7.50	2 years to less than 3 years	7.25
3 years and above	8.00	3 years and above	7.50

The revised structure for rates of interest on deposits of Rs. 1 Crore and above, effective from 29th July 2002 would be as under:

Domestic Term Deposits Rs. 1 Crore & above			
Existing w.e.f. 01.04.2002		**Revised w.e.f. 29.07.2002**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	5.50	15 days to 45 days	5.50
46 days to 179 days	6.50	46 days to 179 days	6.50
180 days to less than 1 year	6.50	180 days to less than 1 year	6.50
1 year to less than 2 years	7.00	1 year to less than 2 years	7.00
2 years to less than 3 years	7.50	2 years to less than 3 years	7.25
3 years and above	8.00	3 years and above	7.50

The revised rates on deposits of Rs.1 Crore and above are payable only if the deposit runs for the full contracted period.

B. The revised interest rates payable on deposits with a maturity period of "7 days to 14 days", effective from 29th July 2002 would be as under:

Existing w.e.f. 01.04.2002		**Revised w.e.f. 29.07.2002**	
Amount of Deposits	Interest Rate (% p. a.)	Amount of Deposits	Interest Rate (% p.a.)
Rs. 15 lakhs to less than Rs 1 Crore	4.50	Rs. 15 lakhs to less than Rs 1 Crore	4.25

C. The revised interest rates payable on deposits of Senior Citizens, effective from 29th July 2002 would be as under:

Existing w.e.f. 01.04.2002		Revised w.e.f. 29.07.2002	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 2 years	7.75	1 year to less than 2 years	7.75
2 years to less than 3 years	8.25	2 years to less than 3 years	8.00
3 years and above	8.75	3 years and above	8.25

D. The revised interest rates payable on NRE Deposits, effective from 29th July 2002, would be the same as that is applicable to domestic term deposits."